Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

VANC PHARMACEUTICALS INC.

615-800 West Pender Street Vancouver, BC

V6C 2V6 (the “Company”)

Item 2

Date of Material Change

November 14, 2014

Item 3

News Release

The news release was disseminated on November 14, 2014 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4

Summary of Material Change

The Company announced it has granted 150,000 incentive stock options to an officer of the Company.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that it has granted 150,000 options at $0.15 per share for a period of five years to an officer of the Company

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Jamie Lewin, Chief Financial Officer

Business Telephone:

604.687-2038

Facsimile:

604.687-3141

Item 9

Date of Report

November 14, 2014